UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE WENDY’S COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)
950587105
(CUSIP Number of Class of Securities)
R. Scott Toop, Senior Vice President, General Counsel and Secretary
The Wendy’s Company
One Dave Thomas Blvd.
Dublin, OH 43017
(614) 764-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$639,000,000	$74,251.80

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $639,000,000 in aggregate of up to 57,828,054 shares of common stock, par value $0.10 per share, at the minimum tender offer price of $11.05 per share.

(2)
Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $74,251.80	Filing Party: The Wendy’s Company
	Form or Registration No.: Schedule TO-I	Date Filed: June 3, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by The Wendy’s Company, a Delaware corporation (the “Company”), on June 3, 2015, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on June 22, 2015 (collectively, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $639.0 million in value of shares of its common stock, par value $0.10 per share (the “Shares”), at a price of not less than $11.05 nor greater than $12.25 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated June 3, 2015 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.
The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Item 8.	Interest in Securities of the Subject Company.
The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares — Recent Securities Transactions” in the Offer to Purchase is supplemented by adding the following text immediately following the table of transactions in respect of sales made by the Trian Group on June 18, 2015:

“Based on information provided to us, the Trian Group, comprised of the following persons, effected transactions in our common stock on June 25, 2015, as described below:

Name	Number of Shares	Price per Share	Nature of Transaction
Nelson Peltz	869,288	$11.29	Sale pursuant to privately negotiated transaction
Peter W. May	477,523	$11.29	Sale pursuant to privately negotiated transaction
Edward P. Garden	21,346	$11.29	Sale pursuant to privately negotiated transaction
Nelson Peltz’s adult children	34	$11.29	Sale pursuant to privately negotiated transaction
Nelson Peltz’s minor children	7,106	$11.29	Sale pursuant to privately negotiated transaction
Claudia Peltz	3,916	$11.29	Sale pursuant to privately negotiated transaction
Peltz Family Foundation	17,279	$11.29	Sale pursuant to privately negotiated transaction
Peltz 2009 Family Trust	11,619	$11.29	Sale pursuant to privately negotiated transaction
Trian Partners Master Fund, L.P.	2,190,816	$11.29	Sale pursuant to privately negotiated transaction
Trian Partners, L.P.	1,020,801	$11.29	Sale pursuant to privately negotiated transaction
Trian Partners GP, L.P.	1,096	$11.29	Sale pursuant to privately negotiated transaction
Trian Partners Strategic Investment Fund, L.P.	275,973	$11.29	Sale pursuant to privately negotiated transaction
Trian Partners Parallel Fund I, L.P.	103,203	$11.29	Sale pursuant to privately negotiated transaction
As previously reported in the Offer to Purchase, at the Company’s request, the Trian Group determined that they will not tender or sell any of their shares of our common stock in the Offer.  Instead, they will sell a portion of their shares of our common stock to us following completion of the Offer pursuant to the Trian Purchase and, as part of the same plan, effect sales in the open market and/or privately negotiated transactions during the pendency of or, subject to applicable law and applicable policies and practices of the Company, after consummation of the Offer.   The above sales were made as part of this plan. The number of shares the Trian Group plans to sell is designed to result in at least a 20% reduction of the Trian Group’s ownership of our common stock in order to avoid adverse federal income tax consequences. As previously noted in the Offer to Purchase, the Trian Group plans to reduce the aggregate percentage of our common stock held by the Trian Group to not less than 17% and not more than 19.68% of the outstanding shares of our common stock following the consummation of the Offer, the Trian Purchase and the related sales made as part of the same plan.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WENDY’S COMPANY

Date: June 26, 2015	By:	/s/ Dana Klein
Name: Dana Klein
Title: Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary